Filed by Koninklijke Ahold N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group

Commission File No.: 333-13302

Date: February 1, 2016

February 1, 2016

Press Release

Ahold and Delhaize Group announce dates for Extraordinary General Meetings

Zaandam, the Netherlands – Ahold and Delhaize Group today announced that they have called Extraordinary General Meetings (EGM) for March 14, 2016 at which their respective shareholders will consider and vote on the proposal to approve the companies’ intended merger.

Ahold’s EGM will be held at Amsterdam RAI on March 14, 2016 at 14:00 hours CET. The Delhaize Group EGM will be held at the Proximus Lounge in Brussels on March 14, 2016 at 14.00 hours CET.

The EGM convocation documents and related materials have been published by Ahold and Delhaize on their respective websites at www.ahold.com and www.delhaizegroup.com.

Today, Ahold has also made publicly available the prospectus included in its F-4 registration statement, which has now been declared effective by the U.S. Securities and Exchange Commission (SEC), and its approved EU prospectus. These are required steps in the process of completing their merger. The prospectus in Ahold’s F-4 registration statement as well as the EU prospectus are available on Ahold’s and Delhaize’s respective websites.

Ahold’s F-4’s registration statement is a document required under U.S. law in connection with the intended merger between Ahold and Delhaize and, as part of the merger, the issuance of Ahold shares to holders of Delhaize ordinary shares and Delhaize American Depositary Shares in exchange for these securities.

The EU prospectus is required in connection with the admission to listing and trading of the Ahold ordinary shares on Euronext Brussels and the Ahold ordinary shares to be issued as part of the merger on Euronext Amsterdam.

On June 24, 2015, Ahold and Delhaize announced their intention to merge, creating an international retailer with more than 6,500 stores. The combined company, Ahold Delhaize, will bring together a portfolio of strong, trusted local brands and more than 375,000 associates serving more than 50 million customers each week in the United States and Europe.

Through its local brands, Ahold Delhaize will offer enhanced choice and value for customers, provide more compelling opportunities for associates and contribute even more to the local communities it serves. Additional information related to the merger is available at www.adcombined.com.

The transaction is expected to be completed in mid-2016, following associate consultation procedures, shareholder approval and regulatory clearances.

2016/04

Press Office: +31 88 659 5134 Investor Relations: +31 88 659 5213 www.ahold.com Follow us on Twitter: @AholdNews

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Cautionary notice

NO OFFER OR SOLICITATION

This communication is being made in connection with the proposed business combination transaction between Koninklijke

Ahold N.V. also known as Royal Ahold (“Ahold”), and Delhaize Group NV/SA (“Delhaize”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

IMPORTANT ADDITIONAL INFORMATION FILED AND TO BE FILED WITH THE SEC

In connection with the proposed transaction, Ahold has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes a prospectus. On January 28, 2016, the SEC declared the registration statement effective, and the prospectus will be mailed to the holders of American Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize who are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders are able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and are able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

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